SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2004
WASH, D.C. 188

SO 3/16/04

SECURITI 04004906 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROKER DEALER FINANCIAL SERVICES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8800 NW 62nd Avenue
(No. and Street)

Johnston,	Iowa	50131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Lazear (515) 286-2970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael T. Sherzan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broker Dealer Financial Services Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NOTARIAL SEAL IOWA
CHERYL R. JOHNSON
COMMISSION NO. 712668
MY COMMISSION EXPIRES
September 30, 2004

Notary Public

Signature

President & CEO

Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
[redacted] (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKER DEALER FINANCIAL SERVICES CORP.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Broker Dealer Financial Services Corp.

We have audited the accompanying statement of financial condition of Broker Dealer Financial Services Corp. as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Broker Dealer Financial Services Corp. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 27, 2004

BROKER DEALER FINANCIAL SERVICES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 486,881
Receivable from broker/dealers	662,494
Securities owned, at market value	73,680
Other assets	111,684
TOTAL ASSETS	$ 1,334,739

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 129,342
Commissions payable	550,724
Note Payable	192,754
Total Liabilities	$ 872,820
SHAREHOLDERS' EQUITY	
Common stock, $10 par value; authorized 30,000 shares; issued and outstanding 100 shares	$ 1,000
Additional paid in capital	499,964
Retained earnings (deficit)	(39,045)
Total Shareholders' Equity	$ 461,919
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,334,739

The accompanying notes are an integral part of this financial statement.

BROKER DEALER FINANCIAL SERVICES CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly-owned subsidiary of BDFSC Holdings Corp., was incorporated in the state of Iowa on September 13, 1979. The Company is registered with the Securities and Exchange Commission and the Commodities Futures Trading Commission and is a member of the National Association of Securities Dealers, Inc. (NASD) and the National Futures Association. The Company's principal business activity is the sale of securities.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Customer List - Included in other assets on the statement of financial condition is a customer list which is being amortized over a fifteen year period.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. and National Futures Association, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2003 the Company's net capital and required net capital were $313,317 and $58,188 respectively. The ratio of aggregate indebtedness to net capital was 279%.

NOTE 3 - RELATED PARTIES

As previously mentioned, the Company is a wholly-owned subsidiary of BDFSC Holdings Corp. (BDFSC). The Company is also affiliated through common ownership with Investment Advisors Corp., a registered investment advisor and Bankers Financial Services Corp.

The Company has entered into an agreement with BDFSC, whereby BDFSC will pay certain expenses on the Company's behalf. The Company will pay BDFSC $60,000 on the first of each month as reimbursement and for management services provided for that month. For the year ended December 31, 2003 the Company paid BDFSC $889,096. This total was allocated on the statement of income as follows:

Occupancy	$ 225,000
Communications	120,600
Management fees	424,096
Other	119,400

NOTE 4 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is $7;210 which is segregated in a special bank account for the benefit of customers under Rule 15c3-3 (k)(2)(i) of the Securities and Exchange Commission.

NOTE 5 - COMMITMENTS

The Company has purchased customer lists from other broker/dealers. Under the terms of these purchase agreements the Company assumed office leases at other office locations which are on a month to month rental basis. Rent expense for these offices are included in occupancy on the statement of income.

One of the purchase agreements requires payments of 25% of gross production derived from transactions from customer accounts purchased. These payments are required until the total amount reaches $75,000. As of December 31, 2003 $16,454 has been paid under the terms of this agreement.

The Company has also entered into office space agreements with various banks with initial terms of one year, renewable on anniversary dates of the agreements.

Lease Commitment - Minimum annual rentals under noncancellable leases for quotation services which expire at various dates through January, 2006, exclusive of additional payments which may be required for certain increases in operation and maintenance costs, are as follows:

Year Ended December 31,	Amount
2004	$ 45,094
2005	45,410
2006	3,790
Total	$ 94,294

Payments required by the above leases were assumed by BDFSC (Note 3).

NOTE 6 - SECURITIES OWNED

Securities owned consist of equity securities and warrants to purchase equity securities of a corporation. The equity securities and warrants are valued at $73,680 and $0 respectively.

NOTE 7 - S CORPORATION ELECTION

The Company and its parent corporation, BDFSC Holdings Corp. has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the consolidated entity.

NOTE 8 - OTHER AGREEMENT

In August, 1997 the Company was named as party to an agreement between it's parent, BDFSC Holdings Corp. (BDFSC), and a former shareholder of BDFSC. The original term of the agreement was five years and is automatically renewed for one year periods unless terminated by either party as specified in the agreement. Under the terms of the agreement restrictions have been placed upon certain future new business conducted by the Company and the Company is required to appoint an individual designated by the former shareholder as an advisory member to the Company's board of directors. The advisory member shall not have the right to vote. The Company is also prohibited from selling certain intangible assets during the term of this agreement and has guaranteed certain payments by BDFSC in the event of default by BDFSC.

NOTE 9 - RETIREMENT PLAN

In January, 1994 the Company established a retirement plan under IRS Code Section 401(k). Substantially all employees are eligible to participate in and contribute to the plan. The Company may make "matching contributions" and additional discretionary contributions. The Company's contribution to the plan for the year ended December 31, 2003 was $48,913.

NOTE 10 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS

The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities

NOTE 10 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS - (Continued)

transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In addition, the Company has also entered into an agreement with a Futures Commission Merchant (FCM) to forward (introduce) customer transactions involving the purchase and sale of futures, forward and foreign exchange contracts, delayed deliveries and other financial instruments to the FCM, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the FCM. The customer account is therefore maintained and recorded in the books and records of the FCM on the Company's behalf. In consideration for introducing customers to both the Clearing Broker/dealer and FCM, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer and FCM. As part of the terms of the agreements between the Company and Clearing Broker/dealer and the Company and FCM, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer or FCM fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer or FCM to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The original term of the agreement with the Clearing Broker/dealer is three years and the Company is prohibited from entering into a similar agreement with another broker/dealer without prior written approval from the Clearing Broker/dealer.

NOTE 10 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS - (Continued)

Through its Clearing Broker/dealer and FCM the Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over the counter options, mortgage-backed to-be-announced securities, TBAs (securities purchased and sold on a when-issued basis) and when-issued securities. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying security and is affected by market forces such as volatility. The Company's customers also sell securities they do not own (short securities). Since only customers of the Company enter into these types of securities transactions, the Company's exposure to risk is limited to that resulting in the event these customers are unable to fulfill their contracted obligations and, under the terms of its agreements with the Clearing Broker/dealer and FCM, the Company is held responsible for any resulting loss.

NOTE 11 - NOTE PAYABLE

The Company has an outstanding promissory note with a Clearing broker/dealer having a remaining principal balance of $192,754 that bears a variable interest rate based on the "prime rate" announced at a designated financial institution. The promissory note and related interest are to be forgiven, in monthly increments, over a three year period beginning October 2, 2002. During the year ended December 31, 2003 $100,000 of the note's original balance was forgiven. The Company is required to repay the remaining balance on the promissory note if it is in default of the clearing agreement or has introduced or cleared any customer accounts or securities transactions through another broker/dealer during the three year term. The Clearing broker/dealer may also demand immediate repayment of the note if certain other events occur. The agreement with this Clearing Broker/dealer was terminated in January, 2004.

NOTE 12 - COVENANT NOT TO COMPETE

Upon the sale of certain Company assets in April, 2003, the Company has agreed, for a period of three years from the date of the sale, not to solicit, directly or indirectly, investment business from certain customers identified, in Clinton, Iowa.

NOTE 13 - CONTINGENCY

The Company has been named in an action taken to arbitration under rules governed by the National Association of Securities Dealers, Inc. (NASD). In this action, the Company is accused of failing to distribute customer assets held at the Company's Clearing Broker/dealer (Note 10). The Company is vigorously defending itself and legal counsel anticipates that the outcome will be favorable to the Company, however there can be no assurance that it will be successful in doing so. If it is ultimately determined that the customer is entitled to any recovery, some or all amounts of such recoveries could be charged against the Company. Therefore, the Company assets are exposed to risk of loss. If there is an unfavorable outcome, the estimate of potential loss is $135,000. No provision for any potential loss has been included in the financial statements as of December 31, 2003.

NOTE 14 - OTHER

Commission revenue of $1,835,199 and related commission expense of $1,530,112 were derived from transactions generated by one sales representative.